FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1. [Financial Highlights — Year ended March 2006]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

Financial Summary For the Year Ended March 31, 2006

Date:	April 28, 2006

Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the year ended March 31
	2006	2005
	(Yen amounts in millions, except per share data)
Total revenue	1,792,840	1,126,237
Change from the year ended March 31, 2005	59.2%
Net revenue	1,145,650	799,190
Change from the year ended March 31, 2005	43.4%
Income from continuing operations before income taxes	445,600	204,835
Change from the year ended March 31, 2005	117.5%
Income from discontinued operations before income taxes	99,413	—
Change from the year ended March 31, 2005	—
Net income	304,328	94,732
Change from the year ended March 31, 2005	221.3%
Basic net income per share	159.02	48.80
Diluted net income per share	158.78	48.77
Return on shareholders’ equity (ROE)	15.5	5.2
Equity in earnings of affiliates	29,595	9,081
Average number of shares outstanding	1,913,758,941	1,941,401,477
Difference in recognition method with latest fiscal year: none

Note:

1. The results of discontinued operations have been removed from the company’s results of continuing operations for the year ended March 31, 2006.

2. Net income is comprised of Income from continuing operations and Gain on discontinued operation.

(2) Financial Position

	At March 31
	2006	2005
	(Yen amounts in millions, except per share data)
Total assets	35,175,927	34,488,853
Shareholders’ equity	2,063,327	1,868,429
Shareholders’ equity as a percentage of total assets	5.9	5.4
Book value per share	1,083.19	962.48
Number of shares outstanding	1,904,864,196	1,941,261,889

(3) Cash flows

	For the year ended March 31
	2006	2005
	(Yen amounts in millions)
Net cash used in operating activities from continuing operations	(710,992)	(278,929)
Net cash provided by (used in) investing activities from continuing operations	27,439	(121,824)
Net cash provided by financing activities from continuing operations	942,880	385,061
Cash and cash equivalents at end of period	991,961	585,115

Note: Reclassifications -

Cash flows from discontinued operations have been removed from cash flows from continuing operations for the year ended March 31, 2006. Certain classifications of previously reported amounts have been made to conform to the current year presentation.

(4) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities:	179
Number of affiliated companies, which were accounted for by the equity method:	14

(5) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 41	Exclusion 22
Number of equity method application	Inclusion 2	Exclusion 5

Financial Summary for Fiscal Year Ended March 31, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2006 (2005.4.1~ 2006.3.31) (A)	March 31, 2005 (2004.4.1~ 2005.3.31) (B)	(A-B)/(B)
Net revenue	1,145.7	799.2	43.4
Non-interest expenses	700.1	594.4	17.8

Income from continuing operations before income taxes	445.6	204.8	117.5
Income from discontinued operations before income taxes	99.4	—	—

Income before income taxes	545.0	204.8	166.1

Income from continuing operations	256.6	94.7	170.9
Gain on discontinued operation	47.7	—	—

Net income	304.3	94.7	221.3

Return on equity (ROE)	15.5%	5.2%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1.1 trillion yen for the fiscal year ended March 31, 2006, an increase of 43.4% from the previous year, and non-interest expenses of 700.1 billion yen, a 17.8% year-on-year increase. Income before income taxes (total of continuing operations and discontinued operations) rose 166.1% to 545.0 billion yen, while net income (total of continuing operations and discontinued operations) increased 221.3% to 304.3 billion yen. Both income before income taxes and net income were record levels since Nomura began full-year financial reporting under US GAAP in the fiscal year ended March 2000. As a result, ROE for the current year was 15.5%.

Total of business segments

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2006 (2005.4.1~ 2006.3.31) (A)	March 31, 2005 (2004.4.1~ 2005.3.31) (B)	(A-B)/(B)
Net revenue	1,059.8	709.0	49.5
Non-interest expenses	607.8	521.4	16.6

Income before income taxes	452.0	187.6	141.0

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the fiscal year ended March 31, 2006 increased 49.5% year-on-year to 1.1 trillion yen. Non-interest expenses increased 16.6% year-on-year to 607.8 billion yen, and income before income taxes grew 141.0% year-on-year to 452.0 billion yen. Both net revenue and income before income taxes were record levels since Nomura began full-year financial reporting under US GAAP. Please refer to Page 51 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2006 (2005.4.1~ 2006.3.31) (A)	March 31, 2005 (2004.4.1~ 2005.3.31) (B)	(A-B)/(B)
Domestic Retail	197.2	81.2	143.0
Global Markets	157.7	60.2	162.1
Global Investment Banking	51.5	29.2	76.4
Global Merchant Banking	55.4	(3.0)	—
Asset Management	20.6	10.0	106.5

Sub Total	482.5	177.5	171.8
Other	(30.5)	10.1	—

Income before income taxes	452.0	187.6	141.0

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

In Domestic Retail, income before income taxes increased 143.0% year-on-year to 197.2 billion yen. During the year we bolstered our ability to respond to our clients’ diversifying needs. We enhanced our consultation abilities by bolstering staff education and training programs, and increasing the capacity of our call centers, and developed and introduced new products with a client-focused approach. Amidst an active equity market, these efforts yielded steady results, as stock brokerage commissions, commissions for distribution of investment trusts, and sales credit all increased significantly. Domestic Client Assets* increased by approximately 19 trillion yen year-on-year to 80.5 trillion yen as of March 31, 2006.

* Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

In Global Markets, income before income taxes increased 162.1% year-on-year to 157.7 billion yen. Fixed Income revenue grew as a result of firm client order flow, strong derivative trading underpinned by a positive turnaround in the market environment, and contributions from the asset finance business. In Equity, active stock markets led to a recovery in order flow from domestic and foreign institutional investors, while block trades, MPOs, and trading gains in equity derivatives helped push up overall net revenue. Furthermore, the loan-related business has steadily established a solid track record.

In Global Investment Banking, income before income taxes increased by 76.4% compared to the previous year, to 51.5 billion yen. Equity underwriting fees increased as we served as lead manager for JR Central’s large privatization offering and as lead manager for large public offerings from Mitsui & Co. and All Nippon Airways. These and other deals symbolized our response to Japanese companies’ financing needs in conjunction with the economic recovery. M&A/Financial advisory fees increased to a record level since we adopted US GAAP reporting, as we served as financial advisor for a number of large deals, including the establishment of a joint holding company by Ito-Yokado, Seven Eleven Japan, and Denny’s Japan. In overseas deals, we served as lead manager for deals for a number of Asia’s representative companies, including Korea’s POSCO and Lotte Shopping, and India’s ICICI Bank. We ranked number one in both Equity and Equity-related and M&A league tables (Japan-related) for FY2005*.

* Source: Thomson Financial

In Global Merchant Banking, income before income taxes grew 58.4 billion yen compared to the previous year, to 55.4 billion yen. This was the result of large contributions from the sale by Nomura Principal Finance of Millennium Retailing Inc. to Seven & I Holdings, and the partial sale of investee companies including Wanbishi Archives.

Also, in June 2005 we jointly underwrote newly issued shares by Misawa Homes Holdings along with Toyota Motor Corp. and Aioi Insurance Co. through an 11.2 billion yen fund originated by Nomura Principal Finance.

In Asset Management, income before income taxes increased 106.5% year-on-year to 20.6 billion yen. In Japan, the investment trust market is undergoing full-fledged growth (as evidenced by the fact that assets under management in stock investment trusts are approaching a record level). We have expanded our product lineup to meet clients’ increasingly diverse asset management needs. Examples of these include the My Story Profit Distribution-type Fund, the Nomura Multi-currency Japan Stock Fund and other funds offering frequent distributions, as well as the Nomura Fund Masters Global Emerging Markets Stock fund and other emerging market stock funds. As a result, assets under management as of March 31, 2006 totaled 23.3 trillion yen, an increase of 5.4 trillion yen compared to a year earlier.

Also, the Nomura Global 6 Assets Diversified Fund, which was selected in October 2005 by the Japan Post as one of the investment trust products for sale at post offices, has seen assets under management rise steadily, with 90.1 billion yen under management as of March 31, 2006. Likewise, funds for bank customers have experienced steady growth in assets.

Financial Position

Total assets at March 31, 2006 were 35.2 trillion yen, an increase of 687.1 billion yen compared to March 31, 2005, reflecting an increase in collateralized agreements and a decrease in the assets of discontinued operations. Total liabilities at March 31, 2006 were 33.1 trillion yen, an increase of 492.2 billion yen compared to March 31, 2005, due to an increase in trading liabilities and a decrease in the liabilities of discontinued operations. Total shareholders’ equity at March 31, 2006 was 2.1 trillion yen, an increase of 194.9 billion yen compared to March 31, 2005, due to an increase in retained earnings and share repurchases.

Cash and cash equivalents at March 31, 2006 increased by 406.8 billion yen compared to March 31, 2005. Net cash used in operating activities from continuing operations amounted to 711.0 billion yen due to an increase of trading-related balances (net of trading related assets and liabilities). Trading-related balances consist of trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables and payables arising from unsettled trades (included in receivables or payables). Net cash provided by investing activities from continuing operations was 27.4 billion yen, due to a decrease in non-trading debt securities. Net cash provided by financing activities from continuing operations was 942.9 billion yen as a result of an increase in borrowings. Net cash provided from discontinued operations was 131.1 billion yen.

Financial Summary for the Three Months Ended March 31, 2006

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	325.7	359.8	(9.5)
Non-interest expenses	198.7	182.5	8.9

Income from continuing operations before income taxes	127.0	177.2	(28.4)
Income from discontinued operations before income taxes	82.6	9.9	737.5

Income before income taxes	209.6	187.1	12.0

Income from continuing operations	82.8	104.0	(20.4)
Gain on discontinued operation	45.9	2.4	1,773.0

Net income	128.6	106.5	20.8

Return on equity (ROE)	25.4%	22.1%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued during the third quarter in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the current fiscal year. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 325.7 billion yen for the three months ended March 31, 2006, a decrease of 9.5% compared to the previous quarter, while non-interest expenses increased 8.9% quarter-on-quarter to 198.7 billion yen. Income before income taxes (total of continuing operations and discontinued operations) rose 12.0% quarter-on-quarter to 209.6 billion yen, while net income (total of continuing operations and discontinued operations) increased 20.8% from the previous quarter to 128.6 billion yen. ROE for the quarter was 25.4%.

Total of business segments

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	282.2	386.4	(27.0)
Non-interest expenses	180.9	154.5	17.1

Income before income taxes	101.2	231.8	(56.3)

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the three months ended March 31, 2006 decreased 27.0% quarter-on-quarter to 282.2 billion yen. Non-interest expenses increased 17.1% quarter-on-quarter to 180.9 billion yen. Income before income taxes decreased 56.3% to 101.2 billion yen. Please refer to Page 51 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Domestic Retail	51.4	74.1	(30.6)
Global Markets	66.0	60.9	8.3
Global Investment Banking	17.0	23.3	(27.0)
Global Merchant Banking	(21.0)	77.6	—
Asset Management	5.7	6.2	(8.2)

Sub Total	119.1	242.1	(50.8)
Other	(17.9)	(10.3)	—

Income before income taxes	101.2	231.8	(56.3)

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Domestic Retail income before income taxes decreased 30.6% quarter-on-quarter to 51.4 billion yen, as record levels of commissions for distribution of investment trusts (since quarterly US GAAP reporting began in the fiscal year ended March 31, 2002) was accompanied by a decline in stock brokerage commissions. In Global Markets, income before income taxes grew 8.3% quarter-on-quarter to 66.0 billion yen, primarily attributable to higher trading revenue. Global Investment Banking income before income taxes declined 27.0% quarter-on-quarter to 17.0 billion yen. While equity underwriting fees increased on a quarter-on-quarter basis, the deal involving the sale of Millennium Retailing Inc. lifted revenue significantly in the previous quarter. In Global Merchant Banking, income before income taxes was negative 21.0 billion yen due to unrealized losses in conjunction with the fair value assessment of investee companies. Asset Management income before income taxes fell 8.2% quarter-on-quarter to 5.7 billion yen, although assets under management grew as a result of continued strong sales of investment trusts offering frequent distributions and other funds.

Other income was minus 17.9 billion yen. Total income before income taxes for all business segments declined 56.3% from the previous quarter to 101.2 billion yen.

Business Segment Results for the Three Months Ended March 31, 2006

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	123.6	136.7	(9.6)
Non-interest expenses	72.2	62.6	15.2

Income before income taxes	51.4	74.1	(30.6)

Net revenue decreased 9.6% quarter-on-quarter to 123.6 billion yen. Non-interest expenses were up 15.2% to 72.2 billion yen. Income before income taxes was 51.4 billion yen, down 30.6% compared to the prior quarter.

Stock brokerage commissions declined as a result of a drop in equity agency transaction value. On the other hand, commissions for distribution of investment trusts set a new record for the fourth consecutive quarter since Nomura started reporting quarterly financial results, due to strong sales of My Story Profit Distribution-type Fund and other existing funds offering frequent distributions, emerging markets stock funds, and absolute return-type funds.

As of March 31, 2006, Domestic Client Assets* stood at 80.5 trillion yen, an increase of approximately 1.1 trillion yen from the end of the previous quarter.

* Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	128.4	115.2	11.5
Non-interest expenses	62.4	54.3	15.1

Income before income taxes	66.0	60.9	8.3

Net revenue increased 11.5% quarter-on-quarter to 128.4 billion yen. Non-interest expenses rose 15.1% to 62.4 billion yen. Income before income taxes increased 8.3% to 66.0 billion yen. Both net revenue and income before income taxes for the quarter were record levels since Nomura started reporting quarterly financial results.

Fixed Income revenue rose on continued strong derivative trading and contributions from the asset finance business. Equity revenue was firm, underpinned by contributions from block trades and trading in equity derivatives.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	31.1	35.3	(11.7)
Non-interest expenses	14.2	12.0	17.9

Income before income taxes	17.0	23.3	(27.0)

Net revenue decreased 11.7% to 31.1 billion yen. Non-interest expenses increased 17.9% to 14.2 billion yen, while income before income taxes fell 27.0% to 17.0 billion yen.

Equity underwriting commissions increased as we served as lead manager for several large public offerings by Japanese companies, including Mitsui & Co. and All Nippon Airways. We also carried out a 200 billion yen Euroyen privately-placed CB (HPO II) for Fuji Photo Film. In terms of overseas deals, we served as lead manager for Lotte Shopping’s global IPO, the largest IPO ever by a private sector company in Asia ex-Japan.

Nomura ranked number one in the FY2005 (April to March) Equity & Equity-related and M&A league tables (Japan-related)1.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	(15.5)	80.1	—
Non-interest expenses	5.5	2.5	119.8

Income before income taxes	(21.0)	77.6	—

Net revenue was minus 15.5 billion yen, while non-interest expenses increased 119.8% to 5.5 billion yen. Income before income taxes was minus 21.0 billion yen.

During the quarter, unrealized losses were posted from the fair value assessment of investee companies.

Also, Nomura Principal Finance (NPF) sold part of its stake in Resort Solution (formerly Misawa Resort).

1 Source: Thomson Financial

2 Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	18.4	18.1	2.0
Non-interest expenses	12.7	11.8	7.5

Income before income taxes	5.7	6.2	(8.2)

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue increased 2.0% quarter-on-quarter to 18.4 billion yen, while non-interest expenses rose 7.5% to 12.7 billion yen. Income before income taxes fell 8.2% to 5.7 billion yen.

Assets under management increased during the quarter. Net assets in the newly established Nomura Fund Masters Global Emerging Markets Stock fund grew to 185.0 billion yen as of March 31, 2006, while existing funds with frequent distributions enjoyed strong sales, including the My Story Profit Distribution-type Fund, which saw net assets grow by 169.2 billion yen during the quarter. In January, the Nomura Small Cap Stock Open was launched for Mizuho Bank customers, while the Nomura Global 6 Assets Diversified Fund distributed through Japan Post saw a steady increase in net assets.

Total assets under management grew by 0.8 trillion yen during the quarter to 23.3 trillion yen as of March 31, 2006.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Net revenue	(3.9)	1.0	—
Non-interest expenses	14.0	11.3	23.6

income (loss) before income taxes	(17.9)	(10.3)	—

Loss before income taxes was 17.9 billion yen for the three months ended March 31, 2006, as equity in earnings of affiliates did not offset losses such as net gain/loss on trading related to economic hedging transactions. (Please refer to Page 47 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2006 (2006.1.1~ 2006.3.31) (A)	December 31, 2005 (2005.10.1~ 2005.12.31) (B)	(A-B)/(B)
Compensation and benefits	87.7	84.5	3.8
Commissions and floor brokerage	9.3	8.1	15.5
Information processing and communications	27.3	20.8	31.6
Occupancy and related depreciation	14.3	12.4	15.4
Business development expenses	9.6	7.0	36.6
Other	32.8	21.8	50.1

Non-Interest Expenses	180.9	154.5	17.1

Business segment non-interest expenses increased 17.1% from the previous quarter to 180.9 billion yen.

Information processing and communications expenses increased 31.6% compared to the previous quarter, mainly as a result of an increase in domestic IT-related expenses. Compensation and benefits expenses increased 3.8% quarter-on-quarter.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2006 (A)	March 31, 2005 (B)	(A-B)/(B)
Revenue:
Commissions	356,325	221,963	60.5
Fees from investment banking	108,819	92,322	17.9
Asset management and portfolio service fees	102,667	78,452	30.9
Net gain on trading	304,223	201,686	50.8
Gain on private equity investments	12,328	7,744	59.2
Interest and dividends	693,813	401,379	72.9
Gain on investments in equity securities	67,702	15,314	342.1
Private equity entities product sales	88,210	75,061	17.5
Other	58,753	32,316	81.8

Total revenue	1,792,840	1,126,237	59.2
Interest expense	647,190	327,047	97.9

Net revenue	1,145,650	799,190	43.4

Non-interest expenses:
Compensation and benefits	325,431	274,988	18.3
Commissions and floor brokerage	32,931	23,910	37.7
Information processing and communications	89,600	81,408	10.1
Occupancy and related depreciation	55,049	53,534	2.8
Business development expenses	32,790	28,214	16.2
Private equity entities cost of goods sold	48,802	44,681	9.2
Other	115,447	87,620	31.8

	700,050	594,355	17.8

Income from continuing operations before income taxes	445,600	204,835	117.5
Income tax expense	188,972	110,103	71.6

Income from continuing operations	256,628	94,732	170.9

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥74,852 million)	99,413	—	—
Income tax expense	51,713	—	—

Gain on discontinued operation	47,700	—	—

Net income	304,328	94,732	221.3

Per share of common stock:
	Yen		% Change
Basic-
Income from continuing operations	134.10	48.80	174.8
Gain on discontinued operation	24.92	—	—

Net income	159.02	48.80	225.9

Diluted-
Income from continuing operations	133.89	48.77	174.5
Gain on discontinued operation	24.89	—	—

Net income	158.78	48.77	225.6

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the current period are separately reported as income from discontinued operations, and such amounts of the previous year were not significant.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2006	March 31, 2005
ASSETS
Cash and cash deposits:
Cash and cash equivalents	991,961	585,115
Time deposits	518,111	419,606
Deposits with stock exchanges and other segregated cash	45,564	42,513

	1,555,636	1,047,234

Loans and receivables:
Loans receivable	682,824	514,313
Receivables from customers	26,810	12,037
Receivables from other than customers	656,925	697,534
Allowance for doubtful accounts	(2,878)	(2,801)

	1,363,681	1,221,083

Collateralized agreements:
Securities purchased under agreements to resell	8,278,834	7,201,791
Securities borrowed	8,748,973	7,187,254

	17,027,807	14,389,045

Trading assets and private equity investments (including securities pledged as collateral):
Securities inventory	12,889,697	14,757,597
Derivative contracts	592,360	515,946
Private equity investments	365,276	326,978

	13,847,333	15,600,521

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥211,521 million at March 31, 2006 and ¥199,863 million at March 31, 2005, respectively)	330,964	300,553
Lease deposits	47,582	44,843
Non-trading debt securities (including securities pledged as collateral)	220,593	277,330
Investments in equity securities	219,486	172,067
Investments in and advances to affiliated companies	223,912	226,394
Deferred tax assets	145,024	111,191
Assets of discontinued operations	—	931,674
Other	193,909	166,918

	1,381,470	2,230,970

Total assets	35,175,927	34,488,853

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities of the previous year that became discontinued operations during the current period have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2006	March 31, 2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	691,759	520,605
Payables and deposits:
Payables to customers	247,511	248,089
Payables to other than customers	619,271	385,660
Time and other deposits received	372,949	330,216

	1,239,731	963,965

Collateralized financing:
Securities sold under agreements to repurchase	10,773,589	12,603,211
Securities loaned	6,486,798	5,643,782
Other secured borrowings	3,002,625	3,419,192

	20,263,012	21,666,185

Trading liabilities:
Securities sold but not yet purchased	5,880,919	4,895,054
Derivative contracts	646,708	437,119

	6,527,627	5,332,173

Other liabilities:
Accrued income taxes	188,770	31,336
Accrued pension and severance costs	65,041	77,958
Liabilities of discontinued operations	—	881,025
Other	388,169	319,625

	641,980	1,309,944

Long-term borrowings	3,748,491	2,827,552

Total liabilities	33,112,600	32,620,424

Commitments and contingencies (See Note 3)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at March 31, 2006 and March 31, 2005	182,800	182,800

Additional paid-in capital	159,527	155,947

Retained earnings	1,819,037	1,606,136

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(14,096)	(24,645)
Cumulative translation adjustments	(1,129)	(18,083)

	(15,225)	(42,728)

	2,146,139	1,902,155
Less-Common stock held in treasury, at cost - 61,055,664 shares and 24,657,971 shares at March 31, 2006 and March 31, 2005, respectively	(82,812)	(33,726)

Total shareholders’ equity	2,063,327	1,868,429

Total liabilities and shareholders’ equity	35,175,927	34,488,853

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, assets and liabilities of the previous year that became discontinued operations during the current period have been reclassified.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2006	March 31, 2005
Cash flows from operating activities from continuing operations:
Income from continuing operations	256,628	94,732
Adjustments to reconcile income from continuing operations to net cash used in operating activities from continuing operations
Depreciation and amortization	42,812	38,163
Gain on investments in equity securities	(67,702)	(15,314)
Changes in operating assets and liabilities :
Time deposits	(81,193)	(157,971)
Deposits with stock exchanges and other segregated cash	(440)	3,036
Trading assets and private equity investments	2,157,971	(1,552,822)
Trading liabilities	1,084,026	(738,575)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(3,107,197)	1,402,270
Securities borrowed, net of securities loaned	(761,584)	483,804
Other secured borrowings	(416,566)	831,974
Loans and receivables, net of allowance	(75,773)	(158,640)
Payables and deposits received	157,956	(478,796)
Other, net	100,070	(30,790)

Net cash used in operating activities from continuing operations	(710,992)	(278,929)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(83,983)	(59,348)
Proceeds from sales of office buildings, land, equipment and facilities	1,557	2,645
Payments for purchases of investments in equity securities	(2,126)	(79)
Proceeds from sales of investments in equity securities	10,523	12,985
Decrease (Increase) in non-trading debt securities, net	56,824	(71,604)
Other, net	44,644	(6,423)

Net cash provided by (used in) investing activities from continuing operations	27,439	(121,824)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	1,800,982	844,659
Decrease in long-term borrowings	(943,086)	(495,455)
Increase in short-term borrowings, net	175,910	70,181
Proceeds from sales of common stock	871	143
Payments for repurchases of common stock	(49,507)	(475)
Payments for cash dividends	(42,290)	(33,992)

Net cash provided by financing activities from continuing operations	942,880	385,061

Effect of exchange rate changes on cash and cash equivalents	16,419	13,697
Discontinued operations, net	131,100	(50,262)

Net increase (decrease) in cash and cash equivalents	406,846	(52,257)
Cash and cash equivalents at beginning of the year	585,115	637,372

Cash and cash equivalents at end of the year	991,961	585,115

Note: Reclassifications -

Cash flows from discontinued operations have been removed from cash flows from continuing operations for the years ended March 31, 2005 and 2006.

Certain classifications of previously reported amounts have been made to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1.	Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Basis of presentation—

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”), the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of voting interest) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Investments in which Nomura has neither control nor significant influence are carried at fair value.

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd., Nomura Securities International, Inc. and Nomura International plc.

All material intercompany transactions and balances have been eliminated on consolidation.

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Discontinued operations—

On January 31, 2006, Nomura sold Millennium Retailing Inc. (“MR”). MR was one of the investments in Nomura’s Private equity business and accounted as a consolidated subsidiary. At March 31, 2006, MR was classified as discontinued operations in accordance with Statement of Financial Accounting Standards (SFAS) No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations and cash flows are separately reported.

Use of estimates—

In presenting the consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation, the recovery of the carrying value of goodwill, the allowance for loan losses, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosure in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements and, it is possible that adjustments could occur in the near term.

Fair value of financial instruments—

Fair value of financial instruments is based on quoted market prices, broker or dealer quotations or an estimation by management of the amounts expected to be realized upon settlement under current market conditions. Fair value of exchange-traded securities and certain exchange-traded derivative contracts are generally based on quoted market prices or broker/dealer quotations. Where quoted market prices or broker/dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value. Valuation pricing models consider time value, volatility and other statistical measurements for the relevant instruments or for instruments with similar characteristics. These models also incorporate adjustments relating to the administrative costs of servicing future cash flow and market liquidity adjustments. These adjustments are fundamental components of the fair value calculation process.

Trading assets and trading liabilities, including derivative contracts, are recorded at fair value, and unrealized gains and losses are reflected in Net gain on trading. Fair values are based on quoted market prices or broker/dealer quotations where possible. If quoted market prices or broker/dealer quotations are not available or the liquidation of Nomura’s positions would reasonably be expected to impact quoted market prices, fair value is determined based on valuation pricing models which incorporate factors reflecting contractual terms, such as underlying asset prices, interest rates, dividend rates and volatility.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Any changes in the fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimate of fair value may involve greater subjectivity due to the lack of transparent market data available upon which to base assumptions underlying valuation pricing models.

Private equity business—

Investments in the Private equity business are accounted for at fair value, by the equity method of accounting or as consolidated subsidiaries depending on the attributes of each investment. The consolidated subsidiaries in the Private equity business are referred to as “Private Equity Entities”.

Changes in the fair value of private equity investments carried at fair value are recorded in G ain on private equity investments. The determination of fair value is significant to Nomura’s financial conditio and results of operations, and requires management to make judgments based on complex factors. As the underlying investments are mainly in non-publicly listed companies, there are no externally quoted market prices available. In calculating fair value, Nomura estimates the price that would be obtained between a willing buyer and a willing seller dealing at arm’s length. Valuations are basically based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital. The cost of capital is estimated, where possible, by reference to quoted comparables with a similar risk profile. Cash flows are derived from detailed projections prepared by the management of each respective investment.

The product sales of Private Equity Entities are recognized upon delivery which is considered to have occurred normally when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs, and the corresponding cost of goo sold is recorded concurrently with the product sales.

Transfers of financial assets—

Nomura accounts for the transfer of financial assets in accordance with Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). This statement requires that Nomura account for the transfer of financial assets, as a sale when Nomura relinquishes control over the asset. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received and (c) the transferor has not maintained effective control over the transferred assets.

In connection with its securitization activities, Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Nomura’s involvement with SPEs includes structuring SPEs and acting as an administrator of SPEs and underwriting, distributing and selling debt instruments and beneficial interest issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs subject to prevailing market conditions. Any such interests are accounted for at fair value and included in Securities inventory within Nomura’s consolidated balance sheets, with the change in fair value included in Net gain on trading.

Foreign currency translation—

The financial statements of the Company’s subsidiaries outside Japan are measured using their functional currency. All assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Cumulative translation adjustments in shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are currently credited or charged to income.

Fee revenue—

Commissions charged for executing brokerage transactions are recorded on a trade date basis and are included in current period earnings. Fees from investment banking include securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Asset management and portfolio service fees are accrued as earned.

Trading assets and trading liabilities—

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value with the related gains and losses recorded in Net gain on trading in the consolidated income statement.

Collateralized agreements and collateralized financing—

Repurchase and reverse repurchase transactions (“Repo transactions”) principally involve the buying or selling of Government and Government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Nomura takes possession of securities purchased under agreements to resell while providing collateral to counterparties to collateralize securities sold under agreements to repurchase. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when deemed appropriate. Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheet at the amount at which the securities will be repurchased or resold, as appropriate.

Repo transactions are presented on the accompanying consolidated balance sheet net-by-counterparty, where net presentation is consistent with Financial Accounting Standards Board Interpretation (“FIN”) No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

Securities borrowed and securities loaned are accounted for as financing transactions. Securities borrowed and securities loaned that are cash collateralized are recorded on the accompanying consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized.

Nomura engages in Gensaki transactions which originated in the Japanese financial markets. Gensaki transactions involved the selling of commercial paper, certificates of deposit, Japanese government bond and various other debt securities to an institution wishing to make a short-term investment, with Nomura agreeing to reacquire them from the institution on a specified date at a specified price. The repurchase price reflects the current interest rates in the money markets and any interest derived from the securities. There are no margin requirements for Gensaki transactions nor is there any right of security substitution. As such, Gensaki transactions are recorded as sales in the consolidated financial statement and the related securities and obligations to repurchase such Gensaki securities are not reflected in the accompanying consolidated balance sheet.

New Gensaki transactions (“Gensaki Repo transactions”) started in the Japanese financial markets in 2001. Gensaki Repo transactions contain margin requirements, rights of security substitution, or restrictions on the customer’s right to sell or repledge the transferred securities. Accordingly, Gensaki Repo transactions are accounted for as collateralized agreements or financing transactions and are recorded on the consolidated balance sheet at the amount that the securities will be repurchased or resold

Other secured borrowings, which consist primarily of secured borrowings from financial institutions in the inter-bank money market, are recorded at contractual amounts.

Secured loans to financial institutions in the inter-bank money market are included in the consolidated balance sheet in Loans receivable.

Derivatives—

Trading

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, in its trading activities and in the management of its interest rate, market price and currency exposures.

Those derivative financial instruments used in trading activities are valued at market or estimated fair value with the related gains and losses recorded in Net gain on trading. Unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivative financial instruments are presented in the accompanying consolidated balance sheet on a net-by-counterparty basis where net presentation is consistent with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts.”

Non-trading

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain no trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expenses.

Certain derivatives embedded in debt instruments are bifurcated from the host contract, such as bonds and certificates of deposit, and accounted for at the fair value. Changes in the fair value of these embedded derivatives are reported in Net gain on trading. Derivatives used to economically hedge these instruments are also accounted for at fair value, and changes in the fair value of these derivatives are reported in Net gain on trading .

Derivatives that do not meet these criteria are carried at market or fair value and with changes in value included currently in earnings.

Allowance for loan losses—

Loans receivable consist primarily of margin transaction loans related to broker dealers (“margin transaction loans”), loans receivable in connection with banking/financing activities (“banking/financing activities loans”) and loans receivable from financial institutions in the inter-bank money market used for short-term financing (“inter-bank money market loans”).

Allowances for loan losses on margin transactions loans and inter-bank money market loans are provided for based primarily on historical loss experience.

Allowances for loan losses on banking/financing activities loans reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, including those held by private equity entities, which consist mainly of office buildings, land and software, are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are charged currently to income.

Depreciation is generally computed by the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. Amortization is generally computed by the straight-line method over the estimated useful lives.

Long-lived assets—

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

Investments in equity securities and non-trading debt securities—

Nomura’s investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for its operating purposes and other than operating purposes. For Nomura’s operating purposes, it holds such investments for the long-term in order to promote existing and potentia business relationships. In doing so, Nomura is following customary business practices in Japan which, through cross-shareholdings, provide a way for companies to manage their shareholder relationships. Such investments consist mainly of equity securities of various financial institutions such as Japanese commercial banks, regional banks and insurance companies. Nomura also holds equity securities such a stock exchange memberships for other than operating purposes.

Investments in equity securities for Nomura’s operating purposes are recorded asInvestments in equity securities in the consolidated balance sheets.

Investments in equity securities for other than operating purposes also includes investments in equity securities held by private equity entities, which are included in the consolidated balance sheets in Other assets—Other .

In accordance with U.S. GAAP for broker-dealers, investments in equity securities for Nomura’s operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Non-trading debt securities are recorded at market or fair value together with the related hedges and the related gains and losses are recorded in Revenue—Other in the consolidated statements of income.

Income taxes—

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differenc between the carrying amounts and the tax bases of the assets and liabilities based upon enacted tax laws and rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Stock-based compensation—

Nomura accounts for stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation.” Compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date, and it is recognized over the service period, which generally is equal to the vesting period.

Earnings per share—

In accordance with SFAS No. 128, “Earnings per Share,” the computation of basic earnings per share i based on the average number of shares outstanding during the year. Diluted earnings per share reflect the assumed conversion of all dilutive securities.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill, intangible assets and negative goodwill—

In June 2001, the FASB issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 does not permits the amortization of goodwill and intangible assets with indefinite lives. Instead these assets must be reviewed annually, or more frequently in certain circumstance, for impairment. Intangible assets that have determinable lives will continue to be amortized over their useful lives and reviewed for impairment.

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of the businesses to which goodwill relates to the carrying amount of the businesses including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made.

New accounting pronouncements—

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation.” Revised SFAS No. 123 requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The approach to accounting for share-based payments under revised SFAS No. 123 is substantially unchanged from that allowed under SFAS No. 123. In April 2005, the Securities and Exchange Commissions approved postponing the effective date for applying the provision of Revised SFAS No. 123 until fiscal years beginning after June 15, 2005. As Nomura accounts for stock-based compensation under SFAS No. 123, the impact of adopting Revised SFAS No. 123 is not expected to be significant.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 0 5 (“EITF 04-5”), “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate the limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. The guidance is effective for existing partnership agreements for financial reporting periods beginning after December 1 2005 and immediately for all new limited partnership agreements and any limited partnership agreements that are modified. Nomura is currently assessing the impact of the adoption of EITF 04-5.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. This Statement permits an entity to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS No. 133. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. This Statement will be effective in the fiscal year that begins after September 15, 2006, with earlier adoption permitted. Nomura is currently assessing the impact and timing of adoption of the proposed guidance.

2.	Retirement benefit plans:

Outline of retirement benefit plans—

The Company and certain domestic subsidiaries other than private equity investees provide lump-sum severance indemnity, defined benefit pension plans and defined contribution pension plans to employees at retirement. Some overseas subsidiaries provide lump-sum payments to employees at retirement, defined benefit pension plans and defined contribution pension plans.

Key information related to defined benefit plans—

Items related to the plans for the Company and domestic subsidiaries other than private equity investees:

	Millions of yen
	As of/for the year ended March 31, 2006	As of/for the year ended March 31, 2005
Accrued pension and severance costs	50,414	65,203
Periodic pension and severance cost(1)	12,482	13,490

(1)	Periodic pension and severance costs are included in “Compensation and benefits” in “Non-interest expenses”

Assumptions used in determining the present value of the projected benefit obligation and net periodic pension and severance costs:

	(%)
	As of/for the year ended March 31, 2006	As of/for the year ended March 31, 2005
Discount Rate	2.1	2.1
Expected rate of return on plan assets	2.6	2.6

3.	Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in interests in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Contractual amounts of these commitments were as follows:

	Millions of yen
	March 31, 2006	March 31, 2005
Commitments to extend credit and to invest in partnerships	328,662	192,590

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Contractual amounts of these guarantees, other than derivative contracts, for which the fair values are recorded on the consolidated balance sheet at fair value, were as follows:

	Millions of yen
	March 31, 2006	March 31, 2005
Standby letters of credit and other guarantees	6,993	7,919

4.	Comprehensive income:

	Millions of yen
	For the year ended
	March 31, 2006	March 31, 2005
Net income	304,328	94,732

Other comprehensive income, net of tax:
Change in cumulative translation adjustments	16,954	16,297
Minimum pension liability adjustment during the period	10,549	9,576

Total other comprehensive income, net of tax	27,503	25,873

Comprehensive income	331,831	120,605

5.	Changes in additional paid-in capital and retained earnings:

	Millions of yen
	For the year ended
	March 31, 2006	March 31, 2005
Additional paid-in capital
Balance at beginning of year	155,947	154,063
Gain on sales of treasury stock	192	14
Issuance of common stock options	3,388	1,870

Balance at end of year	159,527	155,947

Retained earnings
Balance at beginning of year	1,606,136	1,550,231
Net income	304,328	94,732
Dividends	(91,427)	(38,827)

Balance at end of year	1,819,037	1,606,136

6.	Segment Information — Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

	Millions of yen		% Change
	For the year ended
	March 31, 2006 (A)	March 31, 2005 (B)	(A-B)/(B)
(1) Net revenue
Business segment information:
Domestic Retail	446,535	304,367	46.7
Global Markets	371,108	243,087	52.7
Global Investment Banking	99,666	75,445	32.1
Global Merchant Banking	68,244	7,338	830.0
Asset Management	65,843	48,993	34.4

Sub Total	1,051,396	679,230	54.8
Other	8,403	29,752	(71.8)

Net revenue	1,059,799	708,982	49.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	59,320	8,364	609.2
Effect of consolidation/deconsolidation of certain private equity investee companies	26,531	81,844	(67.6)

Consolidated net revenue	1,145,650	799,190	43.4

(2) Non-interest expense
Business segment information:
Domestic Retail	249,330	223,200	11.7
Global Markets	213,387	182,901	16.7
Global Investment Banking	48,127	46,231	4.1
Global Merchant Banking	12,809	10,370	23.5
Asset Management	45,220	39,005	15.9

Sub Total	568,873	501,707	13.4
Other	38,934	19,693	97.7

Non-interest expense	607,807	521,400	16.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	92,243	72,955	26.4

Consolidated non-interest expenses	700,050	594,355	17.8

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	197,205	81,167	143.0
Global Markets	157,721	60,186	162.1
Global Investment Banking	51,539	29,214	76.4
Global Merchant Banking	55,435	(3,032)	—
Asset Management	20,623	9,988	106.5

Sub Total	482,523	177,523	171.8
Other*	(30,531)	10,059	—

Income before income taxes	451,992	187,582	141.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	59,320	8,364	609.2
Effect of consolidation/deconsolidation of certain private equity investee companies	(65,712)	8,889	—

Income from continuing operations before income taxes	445,600	204,835	117.5
Income from discontinued operations before income taxes	99,413	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	545,013	204,835	166.1

*	The major components

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) income taxes in “Other”

	Millions of yen		% Change
	For the year ended
	March 31, 2006 (A)	March 31, 2005 (B)	(A-B)/(B)
Net gain/loss on trading related to economic hedging transactions	(64,761)	(9,687)	—
Realized gain on investments in equity securities held for relationship purpose	8,382	6,950	20.6
Equity in earnings of affiliates	27,842	7,271	282.9
Corporate items	(7,443)	4,519	—
Others	5,449	1,006	441.7

Total	(30,531)	10,059	—

7.	Other

Information on lease and derivative transactions will be disclosed in EDINET. Other notes to the consolidated financial information will be disclosed when those are available.

Corporate Goals and Principles

Management Policy and Structure of Business Operations

The vision of Nomura Group (Nomura Holdings, Inc. and its consolidated domestic and foreign subsidiaries, excluding its private investee companies) is to enhance its presence as a “globally competitive Japanese financial services group.” We have set a management target of achieving an average consolidated ROE of between 10% and 15% over the medium to long term

In order to achieve this vision, we will earnestly listen to our customers and strive to provide superior services and solutions for our clients and expand our business portfolio beyond the bounds of the traditional securities business. With a more aggressive management style, we aim to bolster profitability and diversify sources of revenue to achieve a strong earnings platform capable of withstanding any kind of market environment.

In executing the business strategy, Nomura Group focuses on business divisions, which are linked globally, rather than individual legal entities. Nomura Group’s business divisions are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Global Markets consists of Global Fixed Income, Global Equity and Asset Finance.

By further implementing policies that enhance the accountability and authority of the business divisions, each division will achieve a higher level of specialization, and advance and grow business in its respective area. Also, enhancing collaboration between business divisions will allow Nomura Group to maximize the sum of its business parts.

Business Portfolio

Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to se up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Current Challenges

Current business environment

The business environment in which Nomura Group conducts business is about to undergo changes of a magnitude never seen before. As the Japanese economy recovers and the global economy continues to expand, asset management needs will grow and money will flow into stock markets. Imminent changes are everywhere around us; the social structure will be altered as the baby-boomer generation retires, legal system changes will take place, and deregulation will proceed further. These changes will present great business chances for the financial services industry, as individual financial assets will grow, the shift from “savings to investment” will accelerate, and companies will develop aggressive financial strategies. However, Nomura Group is in no position to be complacent, as the competition is continuing to get stronger.

Challenges and Strategy

Nomura Group must acquire the confidence that it can continually achieve management targets. New ideas must be employed to make change, and the growth trend must be maintained. To achieve this, Nomura Group will expand and grow existing divisions, generate new businesses, and rebuild its overseas businesses.

Expansion and growth of the existing business divisions

Having further increased accountability and authority in each business division, we will not be tied down by conventional wisdom in branching out to further develop our businesses. To do so, we will implement the strategies outlined below for each business division.

In Domestic Retail, we will aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our customer base. For that purpose, we will continue to take a “Core Value Formation” strategy, in which we aim to offer products and services that our customers find to be of “value”. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we through close coordination with Domestic Retail and Global Investment Banking will provide high value added solutions in the field of Global Fixed Income, Global Equity and Asset Finance, through the application of financial technology such as securitization and derivatives, provide liquidity to financial products such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, we are working on expanding our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we through coordination with other business divisions, will try to maximize the value of our investments by improving rationality of companies and exit process, thus increasing the business area of Nomura Group.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase its asset under management through increasing the variety of investment opportunities we can offer and its sales channel to investors. In the defined contribution pension plan business, we will increase our customer base by offering our integrated services which include from consulting for plan implementation to offer individual product.

New business

In the current fast changing business environment, the question of whether Nomura Group can continue to grow depends on whether we can continue reforming our operations from within. To ensure we capitalize on opportunities for growth, we will focus on expanding our existing business divisions and take open-minded approach to develop our business portfolio.

We have already taken steps to create new business opportunities. We have set up a number of new companies and intend to build on this momentum. We also expect to see existing businesses enter a new phase by changing course, expanding into new areas, and growing.

Overseas business

In international operations, we will not adopt exactly the same strategy in all regions. Instead, we will work to different business strategies that reflect the different characteristics of each region. In Asia, we will conduct business in line with the local business practices of each country. In Europe, we will concentrate on strengthening our revenue base. In the United States, we will increase our focus on core businesses.

In addressing the above challenges, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and securities markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

Parent Company

None

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd. Nomura Pension Support & Service Co., Ltd. Nomura Research & Advisory Co., Ltd.
Nomura Business Services Co., Ltd. Nomura Facilities, Inc.
Nomura Institute of Capital Markets Research Joinvest Securities Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.
Nomura Securities International, Inc.
Nomura Corporate Research and Asset Management Inc. Nomura Asset Capital Corporation The Capital Company of America, LLC
Nomura Derivative Products, Inc. Nomura Global Financial Products, Inc. Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc
Nomura International plc Nomura Bank International plc Banque Nomura France Nomura Bank (Luxembourg) S.A.
Nomura Bank (Deutschland) GmbH Nomura Bank (Switzerland) Ltd. Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited
Nomura Global Funding plc
Nomura Europe Finance N.V.
Nomura European Investment Limited
Nomura Principal Investment plc
Nomura Structured Holdings plc

Nomura Asia Holding N.V.
Nomura Investment Banking (Middle East) B.S.C. (Closed) Nomura International (Hong Kong) Limited Nomura Singapore Limited Nomura Malaysia Sdn. Bhd.
Nomura Australia Limited PT Nomura Indonesia

Affiliates
Nomura Research Institute, Ltd. JAFCO Co., Ltd.
Nomura Land and Building Co., Ltd.
Capital Nomura Securities Public Company Limited

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition or results of operations could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us o that we now deem immaterial may also harm us and affect your investment.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, act of terrorism, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume of brokered securities transactions that we execute for our customers. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in the fixed income, equity, and other markets, bot for our own account and for the purpose of facilitating our customers’ trades. Our positions consist of various types of asset, including financial derivatives transactions in the interest rate, credit, equity, currency, commodity, real estate and other markets, credited loans, and real estates. Fluctuations of the markets where the foregoing assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially unlimited losses. The uptrend of the Japanese market interest rates and their volatilities was caused by the change of the monetary policy of the Bank of Japan in March 2006. Therefore it could result in losses due to the decline of the bonds we own, though we keep trying to mitigate these position risks with a variety of hedging techniques. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the terrorist attack on September 11, 2001 or the Russian economic crisis in 1998. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets. In addition, we commit capital to take relatively large position for underwriting or warehousing assets to facilitate certain capital market transactions. We may incur significant losses from these positions.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of specific assets can enhance our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. For example, we previously held a large inventory for commercial mortgage-backed securities in our U.S. operations, the value of which seriously deteriorated after bond investors took flight from these investments in August 1998.

Extended market decline can reduce liquidity and lead to material losses

Extended market decline can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, in particular over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which information is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks and suffer large losses.

Market risk may increase the other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of the rise of our own credit risk. Furthermore, if there is a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

Our liquidity risk and credit risk are described below.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, and diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business because of their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally. For example, in 1998 and 1999, as a result of concerns regarding asset quality and the failure of several large Japanese financial institutions, some international lenders charged an additional risk premium to Japanese financial institutions for short-term borrowings in the interbank market and restricted the availability of credit they were willing to extend. This additional risk premium, commonly known as Japan premium, may be imposed again.

In particular, we may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial papers and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to refinance us when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which could adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial conditions. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. For example, after the Russian economic crisis in 1998, the liquidity of some of our assets, including Russian bonds and other assets, such as commercial mortgage-backed securities, was significantly reduced by simultaneous attempts by us and other market participants to sell similar assets.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on credit watch with negative implications. Such a reduction or a placement could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. For example, in 1998, after a series of credit rating downgrades, we experienced an increase in borrowing costs and reduced access to short-term funding sources—particularly in connection with our operations in Europe and the United States.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price moves. These include not only the events such as the terrorist attack on September 11, 2001 and the Russian economic crisis in 1998 that resulted in losses to our business but also the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant changes in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, law and other related rules which may make our trading strategy obsolete or less competitive, or

•	the failure of corporate actions, bankruptcy, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	decline of prices of securities issued by third parties

•	executing securities, futures, currency or derivative trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. We may suffer financially if major Japanese financial institutions fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific customers or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our customers and counterparties may be unable to perform their obligations to us as a result of economic or political conditions

Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

The businesses we are in are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition especially in brokerage, underwriting and other businesses. There has also been increased competition in terms of delivery of value-added services to customers, such as corporate advisory services.

Competition with on-line securities companies in Japan is intensifying

Since the late 1990s, the financial services sector in Japan has been deregulated. Banks and other types of financial institutions can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Moreover, since the full deregulation of stock brokerage commission rates in October 1999, competition in the domestic brokerage market has intensified. A number of securities companies in Japan, especially small and medium-sized firms, including those that specialize in on-line securities brokerage, are offering securities brokerage services at low commission rates. We may continue to experience pricing pressures in the future.

Competition with securities companies affiliated with Japanese commercial banks is increasing

In recent years, securities companies affiliated with Japanese commercial banks have been increasing their market shares in the underwriting business, thereby undercutting our share.

Competition with non-Japanese firms in the Japanese market is increasing

Competition from non-Japanese firms has also increased through their presence in Japan, especially in the areas of securities underwriting and corporate advisory services, particularly M&A advisory services.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, the number of business alliances of securities companies with commercial banks has been increasing. Consolidations of those financial institutions with a view to becoming a conglomerate are also reported. Through such business alliances and consolidations, these other securities companies and commercial banks have, or would have, the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services.

This diversity of services offered is enhancing, or would enhance, their competitive position compared with us. They also have the ability to supplement their investment banking and securities business with commercial banking, insurance and other financial services revenues in an effort to gain market share. We may lose our market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial institutions in international markets

We believe that significant challenges and opportunities will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk. If such risk materializes, we could suffer financial losses, disruption in our business, litigation from relevant parties, regulatory intervention in our business by the authorities or reputational damage:

•	suffering damages due to failure to settle securities transactions

•	suffering damages due to failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as mistaken orders to the securities exchanges

•	suffering damages due to suspension or malfunction of systems, many of which are developed and maintained by our affiliate, Nomura Research Institute, Ltd., or,

•	suffering damages as a result of the destruction of our facilities or systems due to large-scale disasters or terrorism

Our business is subject to substantial legal and regulatory risk, to regulatory changes and reputation risk

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws for materially false or misleading statements made in connection with securities underwriting and offering transactions, potential liability for advice we provide in corporate transactions, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for transactions with us and legal claims concerning our merchant banking business. During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, customer protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could b fined, prohibited from engaging in some of our business activities, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our customers, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in September 2002, the Financial Services Agency of Japan abolished restrictions on sharing common office space between banks and their affiliated securities companies. Also, in accordance with the amendments to the Securities and Exchange Law effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business and therefore increasing competition. Furthermore, we may face additional regulations on trading or other activities that may lead to a reduction of the market liquidity, trading volume or market participants. Such regulatory action may damage the Japanese markets as our main revenue source.

Misconduct by a party such as an employee, Director or Executive Officer could harm us and is difficult to detect and deter

We face the risk that misconduct by an employee, Director or Executive Officer could occur. Misconduct by a party such as an employee, Director or Executive Officer, including transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities may adversely affect our business. Misconduct by an employee, Director or Executive Officer could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to deter misconduct by an employee, Director or Executive Officer and the precautions we take to prevent and detect misconduct may not be effective in all cases.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from customers in relation to our business. Reportedly in recent years, there have been many cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Law Concerning Protection of Personal Information and rules, regulations and guidelines relating thereto. The provisions of this law applicable to us became effective on April 1, 2005.

Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from customers if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any tarnishment of our reputation caused by such unauthorized disclosure could lead to a decline in new customers and/or a loss of existing customers, as well as to increased costs and expenses in dealing with any such problems.

We may not be able to realize gains we expect on our private equity investment

We restructured our European private equity business in 2002. Following the restructuring, the investments that used to be possessed by the ‘old’ Principal Finance Group (PFG) are now managed by Terra Firma Capital Partners Ltd. (TFCPL), an independent private equity firm, which was founded by a number of ex-Nomura employees. Under the legal agreements between the two parties, TFCPL has been appointed as sole, discretionary manager of the investments and has full autonomy over all decisions regarding how these investments are run and managed, including appointing management, setting and agreeing strategic direction and determining how and when the investments are eventually exited.

Nomura as a passive investor in respect of the Terra Firma investments, cannot take any action in respect of TFCPL or any of the underlying investments and has no Board of Director representation in any of the underlying investee companies. The legal arrangements entered into with Terra Firma are designed to ensure an alignment of interest between Nomura as the investor and TFCPL as the discretionary manager, but Nomura does not have the ability to terminate these arrangements other than for cause.

The performance of the Terra Firma investments could have a material impact on our future financial statements. This performance in turn will be dependent on the ability of TFCPL to maximize value from the investments and also on general market conditions. The Terra Firma investments are in the residential real estate, consumer finance, retail and business process outsourcing sectors, thus any deterioration in the market conditions of these sectors in Europe could have a material impact on our future financial statements. This is especially the case if market conditions deteriorate in the residential real estate sectors in the UK and Germany, given the large amount of investment in these sectors. Furthermore, given the large and illiquid nature of the Terra Firma investments, TFCPL, who manage these investments, may not be able to realize the value of the individual investments at a level, at the time or in a way they would wish. Inability to dispose of the underlying investments could have a material impact on our future financial statements.

Also, we have a growing private equity business in Japan as discussed in Private Equity Investments under item 5.A. of this annual report. The investments of this business are mainly in the retail, manufacturing and theme park sectors in Japan. As the size of this business increases, any deterioration in the market conditions of these sectors and/or our inability to dispose of our private equity investments at a level, at the time or in a way we may wish, could have a material impact on our future financial statements.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our income statement. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so or as quickly as we may wish.

Our investments in publicly-traded shares of affiliates accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in our incurring an impairment loss

We have equity investments in affiliates accounted for under the equity method in our consolidated financial statements whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine, based on the guidance of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, that the decline is other than temporary, then we must record an impairment loss for the applicable fiscal period.

We may face an outflow of customers’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of product to meet various needs of our customers with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds, and Long-term Bond Investment Trusts (Nomura Bond Fund) are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates, the shifts in cashflow or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of customer confidence and lead to an outflow of customer assets from our custody.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•  Quarterly Results—Consolidated Income Statement

•  Quarterly Results—Business Segment

•  Commissions/fees received and Net gain on trading

•  Consolidated Income Statement Information

•  Business segment information

•  Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005 (A)	March 31, 2006(B)	(B-A)/(A)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	117,488	10.6
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	41,463	45.1
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	32,187	25.8
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	98,996	9.3
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	7,615	4,956	(34.9)
Interest and dividends	81,891	101,102	122,035	96,351	132,914	183,334	216,162	161,403	(25.3)
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	36,249	3,079	(91.5)
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	17,814	(25.5)
Other	8,548	4,747	7,206	11,815	6,900	5,735	19,115	27,003	41.3

Total revenue	275,295	228,828	293,761	328,353	319,634	414,837	553,980	504,389	(9.0)
Interest expense	61,367	71,987	99,873	93,820	132,101	142,220	194,200	178,669	(8.0)

Net revenue	213,928	156,841	193,888	234,533	187,533	272,617	359,780	325,720	(9.5)

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	72,612	73,792	87,876	91,151	3.7
Commissions and floor brokerage	6,409	6,502	4,068	6,931	5,915	8,881	8,472	9,663	14.1
Information processing and communications	19,281	20,136	20,404	21,587	20,621	20,624	20,952	27,403	30.8
Occupancy and related depreciation	13,274	12,986	13,152	14,122	12,518	13,971	13,396	15,164	13.2
Business development expenses	5,429	7,767	6,824	8,194	6,766	8,167	7,622	10,235	34.3
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	7,082	(48.4)
Other	19,955	19,116	21,306	27,243	25,004	21,903	30,505	38,035	24.7

	141,462	140,634	144,696	167,563	158,435	160,347	182,535	198,733	8.9

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	126,987	(28.4)
Income tax expense	31,634	12,991	24,051	41,427	19,966	51,600	73,201	44,205	(39.6)

Income from continuing operations	40,832	3,216	25,141	25,543	9,132	60,670	104,044	82,782	(20.4)

Discontinued operations
Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	82,605	737.5
Income tax expense	—	—	—	—	2,417	5,128	7,415	36,753	395.7

Gain on discontinued operation	—	—	—	—	(811)	211	2,448	45,852	1,773.0

Net income	40,832	3,216	25,141	25,543	8,321	60,881	106,492	128,634	20.8

	Yen								% Change
Per share of common stock:
Basic-
Net income	21.03	1.66	12.95	13.16	4.30	31.89	55.92	67.54	20.8

Diluted-
Net income	21.03	1.66	12.94	13.15	4.30	31.83	55.80	67.42	20.8

Note: Reclassifications -

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from the operations that were reclassified to discontinued operations during the current period are separately reported as income from discontinued operations, and such amounts of the previous year were not significant.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information—Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen								% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005 (A)	March 31, 2006 (B)	(B-A)/(A)
(1) Net revenue
Business segment information:
Domestic Retail	86,969	64,762	73,020	79,616	84,812	101,434	136,732	123,557	(9.6)
Global Markets	71,799	44,886	56,641	69,761	49,759	77,740	115,175	128,434	11.5
Global Investment Banking	12,945	22,874	20,242	19,384	12,785	20,453	35,286	31,142	(11.7)
Global Merchant Banking	2,758	(2,347)	(3,488)	10,415	(3,267)	6,875	80,112	(15,476)	—
Asset Management	10,971	12,298	13,770	11,954	13,968	15,363	18,072	18,440	2.0

Sub Total	185,442	142,473	160,185	191,130	158,057	221,865	385,377	286,097	(25.8)
Other	(1,204)	13,567	7,178	10,211	13,382	(2,066)	992	(3,905)	—

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	386,369	282,192	(27.0)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	2,781	(92.3)
Effect of consolidation/deconsolidation of certain private equity investee companies	19,890	16,158	20,764	25,032	27,087	21,552	(62,855)	40,747	—

Total of consolidated net revenue and income from discontinued operations	213,928	156,841	193,888	234,533	187,533	272,617	359,780	325,720	(9.5)

(2) Non-interest expense
Business segment information:
Domestic Retail	53,294	54,920	54,981	60,005	54,507	60,012	62,645	72,166	15.2
Global Markets	41,175	41,513	43,797	56,416	50,486	46,219	54,253	62,429	15.1
Global Investment Banking	10,668	11,472	10,734	13,357	10,616	11,336	12,014	14,161	17.9
Global Merchant Banking	3,004	2,430	2,208	2,728	2,588	2,194	2,510	5,517	119.8
Asset Management	9,585	9,536	9,673	10,211	10,006	10,683	11,825	12,706	7.5

Sub Total	117,726	119,871	121,393	142,717	128,203	130,444	143,247	166,979	16.6
Other	6,994	6,531	2,106	4,062	5,820	7,849	11,297	13,968	23.6

Non-interest expense	124,720	126,402	123,499	146,779	134,023	138,293	154,544	180,947	17.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	—	—	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	16,742	14,232	21,197	20,784	24,412	22,054	27,991	17,786	(36.5)

Consolidated non-interest expenses	141,462	140,634	144,696	167,563	158,435	160,347	182,535	198,733	8.9

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	33,675	9,842	18,039	19,611	30,305	41,422	74,087	51,391	(30.6)
Global Markets	30,624	3,373	12,844	13,345	(727)	31,521	60,922	66,005	8.3
Global Investment Banking	2,277	11,402	9,508	6,027	2,169	9,117	23,272	16,981	(27.0)
Global Merchant Banking	(246)	(4,777)	(5,696)	7,687	(5,855)	4,681	77,602	(20,993)	—
Asset Management	1,386	2,762	4,097	1,743	3,962	4,680	6,247	5,734	(8.2)

Sub Total	67,716	22,602	38,792	48,413	29,854	91,421	242,130	119,118	(50.8)
Other *	(8,198)	7,036	5,072	6,149	7,562	(9,915)	(10,305)	(17,873)	—

Income before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	231,825	101,245	(56.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purpose	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	2,781	(92.3)
Effect of consolidation/deconsolidation of certain private equity investee companies	3,148	1,926	(433)	4,248	2,675	(502)	(90,846)	22,961	—

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	126,987	(28.4)
Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	82,605	737.5

Income before income taxes
(Total of continuing operations and discontinued operation)	72,466	16,207	49,192	66,970	30,704	117,609	187,108	209,592

*	The major components

Transaction between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(A)	March 31, 2006(B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(12,832)	4,333	834	(2,022)	(2,788)	(8,463)	(17,555)	(35,955)	—
Realized gain (loss) on investments in equity securities held for relationship purpose	471	3,733	1,991	755	8,168	(67)	(17)	298	—
Equity in earnings of affiliates	2,498	435	2,515	1,823	2,749	2,939	8,296	13,858	67.0
Corporate items	(718)	(1,142)	1,578	4,801	503	(3,715)	(3,612)	(619)	—
Others	2,383	(323)	(1,846)	792	(1,070)	(609)	2,583	4,545	76.0

Total	(8,198)	7,036	5,072	6,149	7,562	(9,915)	(10,305)	(17,873)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005(A)	March 31, 2006(B)	(B-A)/(A)	March 31, 2005(C)	March 31, 2006(D)	(D-C)/(C)
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	117,488	10.6	221,963	356,325	60.5

Brokerage Commissions	52,287	31,882	29,844	42,185	31,581	50,975	76,630	88,222	15.1	156,198	247,408	58.4
Commissions for Distribution of Investment Trust	12,120	7,337	10,522	11,681	17,465	19,645	22,401	25,564	14.1	41,660	85,075	104.2

Fees from Investment Banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	41,463	45.1	92,322	108,819	17.9

Underwriting and Distribution	10,610	26,394	13,994	18,555	8,548	17,096	22,110	30,673	38.7	69,553	78,427	12.8
M&A/Financial Advisory Fees	4,816	5,936	4,414	7,473	6,154	6,949	6,389	10,760	68.4	22,639	30,252	33.6

Asset Management and Portfolio Service Fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	32,187	25.8	78,452	102,667	30.9

Asset Management Fees	15,449	17,120	16,673	17,941	16,885	22,009	21,999	28,213	28.2	67,183	89,106	32.6

Total	103,152	97,769	83,974	107,842	89,813	126,515	160,345	191,138	19.2	392,737	567,811	44.6

Net gain on trading

Merchant Banking	2,922	325	255	511	189	4,033	(580)	1,604	—	4,013	5,246	30.7
Equity Trading	29,984	(1,660)	17,814	30,677	38,901	15,393	32,764	61,015	86.2	76,815	148,073	92.8
Fixed Income and Other Trading	20,661	24,408	36,640	39,149	31,712	24,421	58,394	36,377	(37.7)	120,858	150,904	24.9

Total	53,567	23,073	54,709	70,337	70,802	43,847	90,578	98,996	9.3	201,686	304,223	50.8

Consolidated Income Statement Information:

US GAAP Figures

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended								(B-A)/(A)	For the year ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005 (A)	March 31, 2006 (B)		March 31, 2005 (C)	March 31, 2006 (D)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	117,488	10.6	221,963	356,325	60.5
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	41,463	45.1	92,322	108,819	17.9
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	32,187	25.8	78,452	102,667	30.9
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	98,996	9.3	201,686	304,223	50.8
Gain (loss) on private equity investments	498	(2,097)	(2,165)	11,508	(2,490)	2,247	7,615	4,956	(34.9)	7,744	12,328	59.2
Interest and dividends	81,891	101,102	122,035	96,351	132,914	183,334	216,162	161,403	(25.3)	401,379	693,813	72.9
Gain (loss) on investments in equity securities	10,271	(11,624)	7,752	8,915	(2,825)	31,199	36,249	3,079	(91.5)	15,314	67,702	342.1
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	17,814	(25.5)	75,061	88,210	17.5
Other	8,548	4,747	7,206	11,815	6,900	5,735	19,115	27,003	41.3	32,316	58,753	81.8

Total revenue	275,295	228,828	293,761	328,353	319,634	414,837	553,980	504,389	(9.0)	1,126,237	1,792,840	59.2
Interest expense	61,367	71,987	99,873	93,820	132,101	142,220	194,200	178,669	(8.0)	327,047	647,190	97.9

Net revenue	213,928	156,841	193,888	234,533	187,533	272,617	359,780	325,720	(9.5)	799,190	1,145,650	43.4

Non-interest expenses:
Compensation and benefits	65,943	64,206	67,441	77,398	72,612	73,792	87,876	91,151	3.7	274,988	325,431	18.3
Commissions and floor brokerage	6,409	6,502	4,068	6,931	5,915	8,881	8,472	9,663	14.1	23,910	32,931	37.7
Information processing and communications	19,281	20,136	20,404	21,587	20,621	20,624	20,952	27,403	30.8	81,408	89,600	10.1
Occupancy and related depreciation	13,274	12,986	13,152	14,122	12,518	13,971	13,396	15,164	13.2	53,534	55,049	2.8
Business development expenses	5,429	7,767	6,824	8,194	6,766	8,167	7,622	10,235	34.3	28,214	32,790	16.2
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	7,082	(48.4)	44,681	48,802	9.2
Other	19,955	19,116	21,306	27,243	25,004	21,903	30,505	38,035	24.7	87,620	115,447	31.8

	141,462	140,634	144,696	167,563	158,435	160,347	182,535	198,733	8.9	594,355	700,050	17.8

Income from continuing operations before income taxes	72,466	16,207	49,192	66,970	29,098	112,270	177,245	126,987	(28.4)	204,835	445,600	117.5

Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	82,605	737.5	—	99,413	—

Income before income taxes (Total of continuing operations and discontinued operation)	72,466	16,207	49,192	66,970	30,704	117,609	187,108	209,592	12.0	204,835	545,013	166.1

Business segment information:

Total of business segments

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended								(B-A)/(A)	For the year ended		(D-C)/(C)
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005 (A)	March 31, 2006 (B)		March 31, 2005 (C)	March 31, 2006 (D)
Revenue:
Commissions	69,533	45,585	46,275	60,570	55,152	77,498	106,187	117,488	10.6	221,963	356,325	60.5
Fees from investment banking	15,434	32,339	18,412	26,137	14,719	24,068	28,569	41,463	45.1	92,322	108,819	17.9
Asset management and portfolio service fees	18,185	19,845	19,287	21,135	19,942	24,949	25,589	32,187	25.8	78,452	102,667	30.9
Net gain on trading	53,567	23,073	54,709	70,337	70,802	43,847	90,578	98,996	9.3	201,686	304,223	50.8
Gain (loss) on private equity investments	498	(1,310)	(2,165)	11,508	(2,490)	2,408	96,445	(16,710)	—	8,531	79,653	833.7
Interest and dividends	81,884	101,090	122,027	96,341	132,850	183,389	216,107	161,363	(25.3)	401,342	693,709	72.8
Gain (loss) on investments in equity securities	471	3,733	1,991	755	8,168	(67)	(17)	298	—	6,950	8,382	20.6
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—	—	—
Other	6,026	3,659	6,693	8,333	4,371	5,827	16,947	25,671	51.5	24,711	52,816	113.7

Total revenue	245,598	228,014	267,229	295,116	303,514	361,919	580,405	460,756	(20.6)	1,035,957	1,706,594	64.7
Interest expense	61,360	71,974	99,866	93,775	132,075	142,120	194,036	178,564	(8.0)	326,975	646,795	97.8

Net revenue	184,238	156,040	167,363	201,341	171,439	219,799	386,369	282,192	(27.0)	708,982	1,059,799	49.5

Non-interest expenses:
Compensation and benefits	64,364	62,047	64,432	73,850	69,148	69,985	84,477	87,654	3.8	264,693	311,264	17.6
Commissions and floor brokerage	5,929	6,087	3,547	6,518	5,478	8,561	8,063	9,312	15.5	22,081	31,414	42.3
Information processing and communications	19,233	20,068	20,185	21,434	20,454	20,508	20,779	27,345	31.6	80,920	89,086	10.1
Occupancy and related depreciation	13,012	12,473	12,281	13,052	11,270	12,847	12,368	14,268	15.4	50,818	50,753	(0.1)
Business development expenses	5,114	7,440	6,173	7,521	6,255	7,708	7,036	9,612	36.6	26,248	30,611	16.6
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—	—	—
Other	17,068	18,287	16,881	24,404	21,418	18,684	21,821	32,756	50.1	76,640	94,679	23.5

	124,720	126,402	123,499	146,779	134,023	138,293	154,544	180,947	17.1	521,400	607,807	16.6

Income from continuing operations before income taxes	59,518	29,638	43,864	54,562	37,416	81,506	231,825	101,245	(56.3)	187,582	451,992	141.0

Income from discontinued operations before income taxes	—	—	—	—	—	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	59,518	29,638	43,864	54,562	37,416	81,506	231,825	101,245	(56.3)	187,582	451,992	141.0

Reconciliation items of the business segment information to the consolidated income statement information:

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purpose

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2004	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005 (A)	March 31, 2006 (B)	(B-A)/(A)	March 31, 2005 (C)	March 31, 2006 (D)	(D-C)/(C)
Revenue:
Commissions	—	—	—	—	—	—	—	—	—	—	—	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(787)	—	—	—	(161)	(88,830)	21,666	—	(787)	(67,325)	—
Interest and dividends	7	12	8	10	64	(55)	55	40	(27.3)	37	104	181.1
Gain (loss) on investments in equity securities	9,800	(15,357)	5,761	8,160	(10,993)	31,266	36,266	2,781	(92.3)	8,364	59,320	609.2
Private equity entities product sales	17,368	15,858	20,250	21,585	24,520	21,960	23,916	17,814	(25.5)	75,061	88,210	17.5
Other	2,522	1,088	513	3,482	2,529	(92)	2,168	1,332	(38.6)	7,605	5,937	(21.9)

Total revenue	29,697	814	26,532	33,237	16,120	52,918	(26,425)	43,633	—	90,280	86,246	(4.5)
Interest expense	7	13	7	45	26	100	164	105	(36.0)	72	395	448.6

Net revenue	29,690	801	26,525	33,192	16,094	52,818	(26,589)	43,528	—	90,208	85,851	(4.8)

Non-interest expenses:
Compensation and benefits	1,579	2,159	3,009	3,548	3,464	3,807	3,399	3,497	2.9	10,295	14,167	37.6
Commissions and floor brokerage	480	415	521	413	437	320	409	351	(14.2)	1,829	1,517	(17.1)
Information processing and communications	48	68	219	153	167	116	173	58	(66.5)	488	514	5.3
Occupancy and related depreciation	262	513	871	1,070	1,248	1,124	1,028	896	(12.8)	2,716	4,296	58.2
Business development expenses	315	327	651	673	511	459	586	623	6.3	1,966	2,179	10.8
Private equity entities cost of goods sold	11,171	9,921	11,501	12,088	14,999	13,009	13,712	7,082	(48.4)	44,681	48,802	9.2
Other	2,887	829	4,425	2,839	3,586	3,219	8,684	5,279	(39.2)	10,980	20,768	89.1

	16,742	14,232	21,197	20,784	24,412	22,054	27,991	17,786	(36.5)	72,955	92,243	26.4

Income from continuing operations before income taxes	12,948	(13,431)	5,328	12,408	(8,318)	30,764	(54,580)	25,742	—	17,253	(6,392)	—

Income from discontinued operations before income taxes	—	—	—	—	1,606	5,339	9,863	82,605	737.5	—	99,413	—

Income before income taxes (Total of continuing operations and discontinued operation)	12,948	(13,431)	5,328	12,408	(6,712)	36,103	(44,717)	108,347	—	17,253	93,021	439.2

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*The amounts presented are rounded to the nearest million.

Financial Summary For the Year Ended March 31, 2006

Date:	April 28, 2006
Company name (code number):	Nomura Holdings, Inc. (8604)
URL(http://www.nomura.com/jp)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
Number of shares in unit share system:	100 shares
Date of dividend payment:	June 1, 2006

(1) Operating Results	(in millions of yen except per share data and percentages)
	Operating Revenue	(Comparison)	Operating Income	(Comparison)	Ordinary Income	(Comparison)
Year Ended March 31, 2006	220,699	(-18.1%)	123,050	(-30.8%)	131,282	(-26.8%)
Year Ended March 31, 2005	269,600		177,898		179,408

	Net Profit	(Comparison)	Net Profit per share (Yen)	Fully Diluted Net Profit per share (Yen)	Return on Shareholders’ Equity
Year Ended March 31, 2006	17,878	(-87.9%)	9.34	9.32	1.2
Year Ended March 31, 2005	148,113		76.26	76.21	10.4

Notes: 1.	Average number of shares issued and outstanding during the year ended March 31, 2006:	1,914,912,274
	the year ended March 31, 2005:	1,942,315,257
2.	Change in accounting method: None
3.	Comparison shows increase from the year ended March 31, 2005.

(2) Dividend
	Annual Dividend Per Share			Total Dividend	Payout Ratio	Dividend/ Shareholders’ Equity
		Interim	Year-end
Year Ended:	Yen	Yen	Yen	(Millions of yen)%		%
March 31, 2006	48.00	12.00	36.00	91,487	513.9	6.3
March 31, 2005	20.00	10.00	10.00	38,845	26.2	2.6

Note: The Company introduced the interim dividend system from the six months ended September 30, 2003.

(3) Financial Position	(in millions of yen except per share data and percentages)
	Total Assets	Shareholders’ Equity	Shareholders’ Equity/ Total Liabilities and Shareholders’ Equity (%)	Shareholders’ Equity Per Share (Yen)
Year Ended March 31, 2006	3,627,776	1,446,649	39.9	758.96
Year Ended March 31, 2005	3,010,792	1,485,538	49.3	764.88

1. Number of shares issued and outstanding at	March 31, 2006: 1,906,097,594

March 31, 2005: 1,942,188,866

2. Number of treasury stock issued and outstanding at	March 31, 2006: 59,822,266

March 31, 2005: 23,730,994

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2006	March 31, 2005	Increase/(Decrease)
ASSETS
Current Assets	1,831,963	1,185,775	646,188

Cash and time deposits	13,961	7,395	6,565
Short-term loans receivable	1,624,010	1,090,526	533,484
Accounts receivable	158,126	63,868	94,258
Deferred tax assets	7,387	4,581	2,806
Other current assets	28,485	19,407	9,077
Allowance for doubtful accounts	(5)	(2)	(2)

Fixed Assets	1,795,813	1,825,017	(29,204)

Tangible fixed assets	39,072	38,152	920
Buildings	14,753	14,535	218
Furniture & fixtures	15,480	14,778	702
Land	8,839	8,839	—
Intangible assets	63,002	65,916	(2,914)
Software	63,000	65,915	(2,915)
Others	2	1	1
Investments and others	1,693,739	1,720,949	(27,210)
Investment securities	260,755	191,217	69,537
Investments in subsidiaries and affiliates (at cost)	1,176,502	1,134,697	41,805
Long-term loans receivable	150,439	280,950	(130,512)
Long-term guarantee deposits	52,069	50,312	1,757
Deferred tax assets	35,058	46,998	(11,940)
Other investments	18,949	16,807	2,142
Allowance for doubtful accounts	(33)	(33)	0

TOTAL ASSETS	3,627,776	3,010,792	616,984

	(Millions of yen)
	March 31, 2006	March 31, 2005	Increase/(Decrease)
LIABILITIES
Current liabilities	1,574,943	906,931	668,012

Short-term borrowings	1,322,000	745,500	576,500
Bond with maturity of less than one year	—	60,000	(60,000)
Payables to customers and others	100,871	75,780	25,091
Accrued income taxes	117,418	4,024	113,394
Other current liabilities	34,654	21,627	13,027

Long-term liabilities	606,185	618,323	(12,139)

Bonds payable	180,000	180,000	—
Long-term borrowings	421,000	436,000	(15,000)
Other long-term liabilities	5,185	2,323	2,861

TOTAL LIABILITIES	2,181,128	1,525,254	655,874

SHAREHOLDERS’ EQUITY
Common stock	182,800	182,800	—
Capital reserves	114,518	114,326	193
Additional paid-in capital	112,504	112,504	—
Other capital reserves	2,014	1,821	193
Premium over acquisition cost of Treasury stock sold	2,014	1,821	193
Earned surplus	1,145,018	1,169,430	(24,412)
Earned surplus reserve	81,858	81,858	—
Voluntary reserve	1,020,029	950,033	69,996
Reserve for specified fixed assets	29	33	(4)
General reserve	1,020,000	950,000	70,000
Unappropriated retained earnings (accumulated deficit)	43,131	137,538	(94,408)
Net unrealized gain on investments	84,761	50,603	34,158
Treasury stock	(80,448)	(31,620)	(48,828)

TOTAL SHAREHOLDERS’ EQUITY	1,446,649	1,485,538	(38,889)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,627,776	3,010,792	616,984

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

	(Millions of yen)
	Fiscal Year Ended March 31, 2006 (A)	Fiscal Year Ended March 31, 2005 (B)	Comparison (A-B)/(B)
Operating revenue	220,699	269,600	(18.1)%

Property and equipment fee revenue	61,118	55,787	9.6
Rent revenue	31,736	29,511	7.5
Royalty on trademark	23,035	14,880	54.8
Dividend from subsidiaries and affiliated companies	95,854	162,389	(41.0)
Others	8,957	7,032	27.4

Operating expenses	97,648	91,702	6.5

Compensation and benefits	3,811	1,687	125.9
Rental and maintenance	34,176	31,061	10.0
Data processing and office supplies	23,586	20,117	17.2
Depreciation and amortization	24,272	27,762	(12.6)
Others	6,585	5,926	11.1
Interest expenses	5,218	5,149	1.3

Operating income	123,050	177,898	(30.8)

Non-operating income	8,401	3,632	131.3
Non-operating expenses	169	2,122	(92.0)

Ordinary income	131,282	179,408	(26.8)

Special profits	8,987	10,218	(12.0)
Special losses	124,313	49,661	150.3

Profit (loss) before income taxes	15,956	139,965	(88.6)

Income taxes - current	12,681	3,455	267.0

Income taxes - deferred	(14,603)	(11,603)	—

Net profit (loss)	17,878	148,113	(87.9)

Unappropriated retained earnings brought forward	48,121	8,849

Interim dividend	22,868	19,423

Unappropriated retained earnings (accumulated deficit)	43,131	137,538

Appropriation of Unconsolidated Retained Earnings

	(Millions of yen)
	Year ended		Year ended March 31, 2005
Unappropriated retained earnings (accumulated deficit)		43,131		137,538
Reversal of voluntary reserves		26,004		4
Reversal of general reserve	26,000		—
Reversal of reserve for specified fixed assets	4		4

Total		69,134		137,542

Appropriation:
Cash dividends*	68,620		19,422
General reserve	—		70,000

Total		68,620		89,422

Unappropriated retained earnings to be carried forward		515		48,121

*	10 yen per share for the year ended March 31, 2005
36 yen per share for the year ended March 31, 2006 (Proposal)
The Company paid interim dividend of 19,423 million Yen (10 Yen per share) for the six month ended September 30, 2004, and paid interim dividend of 22,868 million Yen (12 Yen per share) for the six month ended September 30, 2005.

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2006 were prepared under Japanese GAAP in accordance with “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963).

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) Other securities

a. Securities with market value	Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “shareholders’ equity” on the balance sheet.
b. Securities with no market value	Recorded at cost using the moving average method or amortized cost.

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities Exchange Law, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates	Recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method. However buildings (except leasehold improvements) acquired after March 31, 1998 are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method.

3. Provisions

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the difference is depreciated over the remaining period.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

The Company applies the consolidated tax return system.

Notes to Unconsolidated Balance Sheet Information

1.	Financial Guarantees

	(Millions of yen)
	March 31, 2006	March 31, 2005
Financial guarantees outstanding	2,528,766	1,761,453

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2.	Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
March 31, 2006	March 31, 2005
68,535	66,582

Notes to Unconsolidated Income Statement Information

1.	“Property and equipment fee revenue” is revenue from the leasing of furniture and fixtures, and software to subsidiaries, including Nomura Securities Co., Ltd.

2.	“Rent revenue” is revenue from the leasing of properties to subsidiaries, including Nomura Securities Co., Ltd.

3.	“Royalty on trademark” is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4.	“Others” includes fees from securities lending and interest received on loans mainly from Nomura Securities Co., Ltd.

5. Special profits and losses consist of the following:

	(Millions of yen)
	Year Ended March 31, 2006	Year Ended March 31, 2005
Special profits
Gain on sales of investment securities	8,987	10,022
Gain on redemption of warrants	—	195
Special losses
Loss on sales of investment securities	341	68
Loss on devaluation of investment securities	96	2,351
Loss on devaluation of investments in subsidiaries and affiliates	115,432	47,242
Loss on abandonment of fixed assets	8,444	—

Notes on Securities Held

Stocks of Subsidiaries and Affiliates with Market Values

	(Millions of yen)
	March 31, 2006			March 31, 2005
	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)	Book Value (mil. Yen)	Market Value (mil. Yen)	Difference (mil. Yen)
Affiliates	45,877	124,158	78,281	45,785	92,761	46,976

Notes on Other Information

Information on lease transactions will be disclosed on EDINET. Other notes to the financial information will be disclosed when those are available.

Financial Summary For the Year Ended March 31, 2006

Date:	April 28, 2006
Company name:	Nomura Securities Co., Ltd.
(URL http://www.nomura.co.jp/)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Representative:	Nobuyuki Koga
President, Nomura Securities Co., Ltd.
For inquiries:	Shinji Iwai
Managing Director, Investor Relations Department
Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811

Financial Highlights for the Year Ended March 31, 2006

(1) Operating Results	(Millions of yen except percentages)
	Operating Revenue	(Comparison)	Net Operating Revenue	(Comparison)	Operating Income	(Comparison)
Year Ended March 31, 2006	842,612	(47.4%)	773,433	(51.7%)	386,130	(120.5%)
Year Ended March 31, 2005	571,830		509,735		175,085

	Ordinary Income	(Comparison)	Net Income	(Comparison)
Year Ended March 31, 2006	386,153	(117.8%)	232,028	(124.2%)
Year Ended March 31, 2005	177,302		103,509

Notes: Change in accounting method: None

(2) Financial Position	(Millions of yen except percentages)
	Total Assets	Shareholder’s Equity	Shareholder’s Equity/ Total Liabilities and Shareholder's Equity (%)	Capital Adequacy Ratio (%)
March 31, 2006	15,447,754	898,702	5.8	245.1
March 31, 2005	15,117,216	762,343	5.0	236.5

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2006	March 31, 2005	Increase/(Decrease)
ASSETS
Current Assets	15,346,728	15,039,850	306,878

Cash and time deposits	625,834	204,913	420,921
Deposits with exchanges and other segregated cash	761	760	1
Trading assets:	5,982,953	8,173,289	(2,190,336)
Trading securities	5,548,244	7,916,470	(2,368,226)
Derivative contracts	434,709	256,819	177,890
Net receivables arising from pre-settlement date trades	—	358,985	(358,985)
Margin account assets:	396,274	252,854	143,419
Loans to customers in margin transactions	343,843	178,325	165,518
Cash collateral to securities finance companies	52,430	74,529	(22,099)
Loans with securities as collateral:	8,039,423	5,817,682	2,221,741
Cash collateral for securities borrowed	5,899,002	5,014,466	884,535
Loans in gensaki transactions	2,140,422	803,215	1,337,206
Receivables from customers and others	1,955	1,440	516
Short-term guarantee deposits	137,162	41,119	96,043
Short-term loans receivable	28,310	112,198	(83,888)
Deferred tax assets	79,185	44,398	34,787
Other current assets	54,897	32,244	22,653
Allowance for doubtful accounts	(26)	(31)	5
Fixed Assets	101,026	77,366	23,660

Tangible fixed assets	9,130	3,210	5,921
Intangible assets	29,530	12,462	17,068
Investments and others	62,366	61,695	671
Investment securities	195	195	—
Deferred tax assets	41,002	36,687	4,315
Other investments	21,916	25,580	(3,664)
Allowance for doubtful accounts	(747)	(767)	20

TOTAL ASSETS	15,447,754	15,117,216	330,537

	(Millions of yen)
	March 31, 2006	March 31, 2005	Increase/(Decrease)
LIABILITIES
Current Liabilities	13,943,748	13,837,984	105,764

Trading liabilities:	3,653,958	3,380,434	273,523
Trading securities	3,303,947	3,223,285	80,663
Derivative contracts	350,010	157,150	192,861
Net payables arising from pre-settlement date trades	177,642	—	177,642
Margin account liabilities:	26,316	35,379	(9,063)
Borrowings from securities finance companies	6,725	3,092	3,634
Customer margin sale proceeds	19,591	32,287	(12,696)
Borrowings with securities as collateral:	5,043,715	5,657,098	(613,382)
Cash collateral for securities loaned	2,645,683	3,163,099	(517,415)
Borrowings in gensaki transactions	2,398,032	2,493,999	(95,967)
Payables to customers and others	196,842	195,656	1,186
Guarantee deposits received	125,340	72,288	53,052
Short-term borrowings	4,194,847	4,121,067	73,780
Commercial paper	10,000	147,000	(137,000)
Short-term bonds payable	244,000	86,800	157,200
Accrued income taxes	49,283	14,459	34,824
Accounts payable	147,214	66,788	80,425
Accrued bonuses for employees	25,518	14,700	10,818
Other current liabilities	49,073	46,315	2,758

Long-term Liabilities	602,199	514,888	87,311

Bonds payable	258,200	258,200	—
Long-term borrowings	276,900	190,000	86,900
Reserve for retirement benefits	55,533	52,452	3,081
Other long-term liabilities	11,566	14,237	(2,670)

Statutory Reserves	3,105	2,001	1,104

Reserve for securities transactions	3,105	2,001	1,104

TOTAL LIABILITIES	14,549,052	14,354,873	194,179

SHAREHOLDER’S EQUITY
Common stock	10,000	10,000	—
Capital reserves	529,579	529,579	—
Additional paid-in capital	529,579	529,579	—
Earned surplus	359,123	222,764	136,358
Voluntary reserve	63,000	63,000	—
General Reserve	63,000	63,000	—
Unappropriated retained earnings	296,123	159,764	136,358

TOTAL SHAREHOLDER’S EQUITY	898,702	762,343	136,358

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	15,447,754	15,117,216	330,537

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

	(Millions of yen except percentages)
	Year Ended March 31, 2006 (A)	Year Ended to March 31, 2005 (B)	Comparison (A-B)/(B)
Operating revenue	842,612	571,830	47.4

Commissions	460,695	297,608	54.8
Net gain on trading	283,124	204,773	38.3
Net gain on other inventories	12	6	103.3
Interest and dividend income	98,781	69,442	42.2
Interest expenses	69,179	62,095	11.4

Net operating revenue	773,433	509,735	51.7

Selling, general and administrative expenses	387,303	334,650	15.7

Transaction-related expenses	84,187	67,223	25.2
Compensation and benefits	157,161	135,065	16.4
Rental and maintenance	46,824	43,625	7.3
Data processing and office supplies	82,361	77,689	6.0
Others	16,769	11,048	51.8

Operating income	386,130	175,085	120.5

Non-operating income	2,040	3,344	(39.0)
Non-operating expenses	2,017	1,127	79.0

Ordinary income	386,153	177,302	117.8

Special profits	—	287	—
Special losses	1,444	1,630	(11.4)

Income before income taxes	384,709	175,959	118.6

Income taxes - current	191,783	93,624	104.8

Income taxes - deferred	(39,102)	(21,174)	—

Net income	232,028	103,509	124.2

Unappropriated retained earnings brought forward	64,095	56,256

Unappropriated retained earnings	296,123	159,764

Notes to Financial Statements

The financial statements for the fiscal year ended March 31, 2006 were prepared in accordance with the “Cabinet Office Ordinance Regarding Securities Companies” (Prime Minister’s Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amended “Uniform Accounting Standards of Securities Companies” (Japan Securities Dealers Association, September, 2001) based on “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No. 59, 1963), collectively Japanese GAAP.

Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

    (1) For trading purposes

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

    (2) For non-trading purposes

Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

    (1) Depreciation of tangible fixed assets

Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for at fair value based on the mark-to-market method.

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

    (2) Amortization of intangible assets

Intangible assets are amortized primarily over their estimated useful lives on the straight-line method.

3. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

4. Provisions

    (1) Allowance for doubtful accounts

To provide for loan losses, Nomura Securities Co., Ltd. (Nomura Securities) made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

    (2) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

    (3) Reserve for retirement benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

5. Leasing Transactions

Lease contracts for which the title of the leased property has not been transferred are accounted for as operating lease transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged securities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

8. Application of Consolidated Tax Return System

Nomura Securities applies consolidated tax return system.

Notes to Balance Sheet Information

1. Financial Guarantees

	(Millions of yen)
	March 31, 2006	March 31, 2005
Financial guarantees outstanding	2,222,896	1,364,956

*	In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, contracts which are financial guarantees in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

(Millions of yen)
March 31, 2006	March 31, 2005
2,262	800

3. Subordinated Borrowings, Bonds, and Notes

	(Millions of yen)
	March 31, 2006	March 31, 2005
Short-term borrowings	100,000	70,000
Long-term borrowings	150,000	190,000
Bonds payable	60,000	60,000

Notes to Income Statement Information

1. Breakdown of Special Profits

	(Millions of yen)
	Year Ended March 31, 2006	Year Ended March 31, 2005
Special profits
Reversal of allowance for doubtful accounts	—	287

2. Breakdown of Special Losses

	(Millions of yen)
	Year Ended March 31, 2006	Year Ended March 31, 2005
Special losses
Contribution to the Securities Market Infrastructure Improvement Fund	340	—
Loss on devaluation of fixed assets	—	888
Reserve for securities transactions	1,104	742

Nomura Securities Co., Ltd. Quarter Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2005 to June 30, 2005	For the Quarter from July 1, 2005 to September 30, 2005	For the Quarter from October 1, 2005 to December 31, 2005	For the Quarter from January 1, 2006 to March 31, 2006	For the Year from April 1, 2005 to March 31, 2006
Operating revenue	151,412	185,228	253,102	252,869	842,612

Commissions	70,069	99,951	129,995	160,679	460,695
Net gain on trading	57,546	58,391	95,025	72,162	283,124
Net gain on other inventories	3	2	4	4	12
Interest and dividend income	23,794	26,883	28,079	20,025	98,781
Interest expenses	20,997	13,985	20,927	13,270	69,179

Net operating revenue	130,415	171,243	232,176	239,599	773,433

Selling, general and administrative expenses	84,071	92,376	98,781	112,074	387,303

Transaction-related expenses	15,770	20,311	21,050	27,056	84,187
Compensation and benefits	35,048	37,685	41,643	42,784	157,161
Rental and maintenance	10,343	10,990	10,987	14,504	46,824
Data processing and office supplies	19,621	19,659	20,417	22,663	82,361
Other	3,288	3,731	4,684	5,066	16,769

Operating income	46,343	78,867	133,394	127,525	386,130

Non-operating income	475	324	442	798	2,040
Non-operating expenses	382	402	400	833	2,017

Ordinary income	46,437	78,790	133,436	127,490	386,153

Special profits	12	(12)	—	—	—
Special losses	255	362	789	38	1,444

Income before income taxes	46,194	78,416	132,648	127,452	384,709

Income taxes - current	18,386	40,576	66,914	65,907	191,783

Income taxes - deferred	219	(10,798)	(12,851)	(15,671)	(39,102)

Net income	27,589	48,638	78,585	77,217	232,028

Supplementary Information

1. Commission Revenues
(1) Breakdown by Category
	(Millions of yen except percentages)
	Year Ended March 31, 2006 (A)	Year Ended March 31, 2005 (B)	Comparison (A-B)/(B)(%)
Brokerage commissions	219,431	133,076	64.9%

Stocks	205,702	123,339	66.8
Underwriting commissions	50,373	40,399	24.7

Stocks	45,672	35,973	27.0
Bonds	4,699	4,425	6.2
Distribution commissions	89,943	49,131	83.1

Investment trust certificates	84,921	41,453	104.9
Other commissions	100,948	75,001	34.6

Investment trust certificates	38,825	29,821	30.2

Total	460,695	297,608	54.8

(2) Breakdown by Product

	Year Ended March 31, 2006 (A)	Year Ended March 31, 2005 (B)	Comparison (A-B)/(B)(%)
Stocks	256,566	162,954	57.4%
Bonds	15,587	18,679	(16.6)
Investment trust certificates	135,381	80,191	68.8
Others	53,160	35,784	48.6

Total	460,695	297,608	54.8

2. Net Gain/Loss on Trading

	(Millions of yen except percentages)
	Year Ended March 31, 2006 (A)	Year Ended March 31, 2005 (B)	Comparison (A-B)/(B)(%)
Stocks	124,560	70,337	77.1%
Bonds and forex	158,564	134,436	17.9

Total	283,124	204,773	38.3

3. Stock Trading (excluding futures transaction)

	(Millions of shares or yen except per share data and percentages)
	Year Ended March 31, 2006 (A)		Year Ended March 31, 2005 (B)		Comparison (A-B)/(B)(%)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	79,786	99,032,825	61,049	57,892,981	30.7%	71.1%

(Brokerage)	52,982	62,640,790	42,571	37,600,648	24.5	66.6
(Proprietary Trading)	26,804	36,392,035	18,478	20,292,333	45.1	79.3

Brokerage / Total	66.4%	63.3%	69.7%	64.9%

TSE Share	6.0%	7.3%	6.1%	6.8%

Brokerage Commission per share (yen)	3.86		2.88

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended March 31, 2006 (A)	Year Ended March 31, 2005 (B)	Comparison (A-B)/(B)(%)
Underwriting
Stocks (number of shares)	420	374	12.5
(yen amount)	1,122,472	915,220	22.6
Bonds (face value)	8,740,809	9,249,792	-5.5
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	86,100	469,800	-81.7

Subscription and Distribution*
Stock (number of shares)	1,112	868	28.2
(yen amount)	1,393,866	1,032,890	34.9
Bond (face value)	3,393,022	2,415,724	40.5
Investment trust certificates (yen amount)	20,506,780	14,155,124	44.9
Commercial paper and others (face value)	57,400	466,600	-87.7

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio
		(Millions of yen except percentages)
		March 31, 2006	March 31, 2005
Tier I	(A)	808,067	666,673

Tier II
Statutory reserves		3,104	2,000
Allowance for doubtful accounts		26	30
Subordinated debt		310,000	319,500

Total	(B)	313,130	321,531

Illiquid Asset	(C)	177,390	156,371

Net Capital (A)+(B)-(C)=	(D)	943,807	831,833

Risk		78,687	125,301
Market risk		78,687	125,301
Counterparty risk		203,853	133,042
Basic risk		102,528	93,334

Total	(E)	385,069	351,678

Capital Adequacy Ratio	(D)/(E)	245.1%	236.5%

*	Market risk calculation method has been changed to internal risk model from standard method defined in Article 5 of the Cabinet Office Regulation Regarding Capital Adequacy Ratio since April 2005.